SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 25, 2016

To

The Superintendent of Corporate Relations (SEP)

Securities and Exchange Commission of Brazil (CVM)

Rua Sete de Setembro, 111, 26º andar

Rio de Janeiro - RJ

Att.:    Ms. Nilza Maria Silva de Oliveira – Company Oversight Manager

Via e-mail:      gea-1-enviodeoficios@cvm.gov.br

Ref.: Official Letter 415/2016/CVM/SEP/GEA-1

Dear Sirs,

            We refer to Official Letter 415/2015/CVM/SEP/GEA-1 (“Letter”) of August 25, 2016, in which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as follows:

“Subject: Request for Clarifications on Media Report

Dear Sir,

We refer to Note 18 (a) and (b) of the Quarterly Information Form (ITR) dated June 30, 2016, of the Company and the article published by Reuters Brasil on August 8, 2016, entitled “Braskem diz que discussão com autoridades dos EUA poderá confirmar fatos ilícitos” [Braskem says discussions with U.S. authorities may confirm unlawful acts],  which contains the following statements:

Note 18 (a) and (b) of the Quarterly Information Form (ITR)

18 Contingencies

a) Allegations

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act.

In early March 2015, in connection with the operation by Brazilian Federal Police called Operation Car Wash (Lava Jato), statements made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were mentioned in allegations asserting that improper payments were made in exchange for favorable treatment in connection with certain feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with vast experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations mentioned above ("Investigation"). Through said Expert Firms, Braskem voluntarily contacted the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC), as well as the U.S. Department of Justice – DoJ, to advise them of the launch of the Investigation.

The Expert Firms report directly to an Ad Hoc committee of the Board of Directors of the Company and to the applicable authorities. The Company, through the Expert Firms, has maintained frequent contact and cooperated with said authorities. The cooperation of the Company with said authorities included voluntarily producing documents, responding to requests for documents, including formal requests by the SEC (subpoena) in February and July 2016, as well as an official request by the Office of the Federal Controller General in July 2016. In this context, the Company will begin dialogues with the DoJ and the SEC to clarify additional allegations of unlawful acts arising in connection with the investigations involving third parties. The future flow of information between the Company, the DoJ and the SEC, as well as any information obtained during the Investigation but not yet verified by the Expert Firms, may confirm the allegations of said unlawful acts.

At this time, the Company is unable to measure the extent to which the confirmation of said allegations, any parallel investigations or any agreement with the applicable authorities may impact the Company and the resources needed to remedy such matters. The Company cannot predict the actions that the applicable authorities in Brazil and abroad may take on this matter, but the range of possibilities includes fines and lawsuits against the Company or even against its current or former officers, directors and employees.

Therefore, the confirmation of the abovementioned allegations, any parallel investigations, or any agreements entered into with the applicable authorities may have a material adverse effect on the business, reputation, financial situation and results of operations of the Company, as well as on the liquidity and trading price of its securities.

The financial exposure to which the Company may be subject includes the payment of fines and the obligation to compensate third parties and, to the extent permitted by law, the current and former officers, directors and employees, against losses incurred as a result of the facts, whose value cannot be measured. Moreover, adverse publicity associated with all these facts could have a material adverse effect on the Company’s business, including a decrease in the demand for its products, among other effects that cannot be determined or estimated at this time.

Also in connection with Operation Car Wash, the Company cannot predict whether and how the investigations, or any decision or action by authorities involving the majority shareholders of Braskem, i.e. Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries, could affect the Company.

If any fines and/or other sanctions are imposed by the authorities with jurisdiction over the Company and others involved, at this time, neither the Management nor its legal counsel and Expert Firms have sufficient information to reliably estimate the potential losses to be recorded and, therefore, based on current accounting practices, no provision has been recorded in this Quarterly Financial Information.

The management of the Company is committed to taking all necessary measures to clarify the facts and will keep the market informed of any developments in this matter.

b) Class actions

A class action has been filed with the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging that the Company has made misrepresentations and/or omissions in certain filings at the SEC that allegedly concealed the existence of improper payments. The Company engaged an expert U.S. law firm to represent it and filed its initial defense (motion to dismiss) on July 6, 2016.

The Company cannot predict the outcome of this process. The Company may be cited as defendant in other lawsuits. Furthermore, the Company may be required, to the extent permitted by law, to indemnify directors, officers and employees who are defendants in lawsuits such as these. Such lawsuit has demanded significant time and dedication from the Management of the Company. Moreover, the Company may also incur financial obligations that could have a material adverse effect on its businesses, reputation, financial situation and results of its operations, as well as on the liquidity and trading price of its securities.

[...]

Braskem says discussions with U.S. authorities may confirm unlawful acts (Reuters Brasil)

SÃO PAULO (Reuters) - Petrochemical company Braskem says that it will start negotiations with the Department of Justice and the U.S. Securities and Exchange Commission and that such talks may confirm accusations of unlawful acts made under Operation Car Wash.

According to the company’s second quarter earnings release published on Thursday, the talks with U.S. authorities will be aimed at “clarifying additional allegations of unlawful acts that came up during investigations amidst its mention in the Operation Car Wash for alleged improper payments on feedstock supply agreements with Petrobras.”

Braskem said that "the future flow of information between the Company, the Department of Justice and the SEC … could confirm the allegations of unlawful acts".

The company affirms that it is not possible to estimate the impact of any confirmation of allegations or the resources needed to remedy the repercussions.

A class action has been filed in the United States against Braskem alleging that it made misrepresentations or failed to disclose the existence of improper payments. Braskem filed its initial defense on July 6 and affirmed on Thursday that it cannot predict the outcome of this class action.

The Company may be cited as defendant in other lawsuits. Furthermore, the Company may be required, to the extent permitted by law, to indemnify directors, officers and employees who are defendants in lawsuits such as these,” stated Braskem.

The company also stated that it may incur financial obligations that could “have a material adverse effect on its businesses, reputation, financial situation and results of its operations.”

Braskem posted consolidated net income of R$ 281 million in the second quarter, a decrease of 73 percent from the previous year. (underlining done by us)

2. In view of the above, we request you to clarify the matter, especially the underlined text, providing updated information about the Company’s dealings with U.S. authorities (SEC and DoJ), including about possible commitment agreements.

            With regard to the information in question, the Company clarifies to the market that, as disclosed earlier, it started talks with DoJ and SEC as mentioned in Note 18 (a) of its Quarterly Information, transcribed above. Such talks are in a preliminary stage and hence the Company cannot estimate or predict their conclusion.

            With regard to the class action in the United States, Braskem filed its initial defense (motion to dismiss) on July 6, 2016 and the plaintiffs submitted their response on August 22, 2016. The Company will submit its rejoinder under its initial defense by September 21 this year.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer of

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.